UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-36363

VISIONSYS AI INC

2 Hammarskjold Plaza, Room 10B

2nd Avenue, New York, NY 10017

Tel: +1 (929) 687-0368

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Exercise of Additional Allocation under Securities Purchase Agreements

On March 27, 2026, VisionSys AI Inc (the “Company”) entered into that certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) in connection with a registered direct offering, as previously disclosed in the Company’s Form 6-K furnished on April 2, 2026。

Pursuant to the Purchase Agreement, each Purchaser was granted the right, for a period of thirty (30) days following the initial closing of the Offering, to purchase up to an additional 200% of the number of American Depositary Shares (“ADSs”) and/or warrants initially purchased by such Purchaser, at the same purchase price (the “Additional Allocation”).

On April 15, 2026, certain Purchasers exercised their rights under the Purchase Agreement to purchase additional securities pursuant to the Additional Allocation. The Additional Allocation closed on April 16, 2026 (the “Closing Date”). In connection with the Additional Allocation, the Company agreed to issue an aggregate of 946,150 ADSs to such Purchasers at a purchase price of $1.00 per ADS, resulting in gross proceeds to the Company of approximately $0.946 million, before deducting placement agent fees and other offering expenses. The securities described herein were offered and sold pursuant to a prospectus supplement to a prospectus supplement that was filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) on the Closing Date, the accompanying base prospectus to which having been filed with the Company’s effective registration statement on Form F-3 (File No. 333-284305).

A copy of the form of the Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing summary of the relevant terms of the Purchase Agreement is subject to, and qualified in its entirety by, Exhibit 99.1. A copy of the legal opinion delivered by the Company’s Cayman Islands counsel Conyers Dill & Pearman is attached hereto as Exhibit 5.1. A copy of the legal opinion delivered by the Company’s U.S. counsel Sichenzia Ross Ference Carmel LLP is attached hereto as Exhibit 5.2.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Conyers Dill & Pearman
5.2	Legal Opinion of Sichenzia Ross Ference Carmel LLP
99.1	Form of the Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionSys AI Inc

By:	/s/ Tianlong Wang
Name:	Tianlong Wang
Title:	Chief Executive Officer

Date: April 20, 2026

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